

Mail Stop 4631

March 15, 2010

**via U.S. mail and facsimile**

Damon T. Hininger, President and CEO
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee  37215

> **RE:    Corrections Corporation of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 8-K Filed on February 10, 2010**
> **File No. 1-16109**

Dear Mr. Hininger:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

Results of Operations, page 39

1.  We note your disclosure on page 8 that you have a number of management contracts
    and leases that are due to expire or have expired during fiscal year 2010 with no
    remaining renewal options.  Based on the information provided in the subsequent
    table, it appears that 13,772 owned and managed facilities' beds and 240 of your
    leased facilities' beds are at-risk for being empty going forward.  We also note your
    disclosure on page 22 regarding the non-renewal notifications you have received for
    3,056 of these beds along with your decision to cease operating 1,600 of these beds
    around February 1, 2010.  In addition to disclosing the revenues recognized during
    fiscal year 2009 for the contracts that you have received non-renewal notification
    and/or decided to idle the facility, please also disclose to investors the revenues
    recognized during fiscal year 2009 for those contracts that are due to expire with no
    remaining renewal options.  This disclosure will allow investors to better understand
    the uncertainty associated with the revenues recognized during fiscal year 2009 in
    future periods.  In this regard, we note your disclosure on page 25 that indicates the
    loss of one or more of your management contracts could have a material adverse
    impact to your financial statements.  In addition, please also disclose the carrying
    value of these facilities to allow investors to understand the uncertainty associated
    with the realization of the corresponding assets.  Refer to Item 303(A)(3)(ii) of
    Regulation S-K, Instruction 3 to Item 303(A) of Regulation S-K, and Sections
    501.12.b.3 and 501.02 of the Financial Reporting Codification for guidance.

2.  We note that your reference to the increase in legal fees during fiscal year 2009 as
    part of your discussion and analysis for the increase in managed-only operating
    expenses per compensated man-day, which we assume is because the legal fees
    during fiscal year 2009 was material to your managed-only reportable segment
    operating results.  As such, please provide investors with an explanation as to why
    legal fees increased for your managed-only reportable segment during fiscal year
    2009.  Further, please quantify the extent to which the increase impacted managed-
    only operating expenses per compensated man-day.  Refer to comment 16 in our
    letter dated November 26, 2008, your response letter dated December 10, 2008, and
    Items 303(A), 303(A)(3)(i), and 303(A)(3)(ii) of Regulation S-K.

Property and Equipment, page F-11

3.  We note your policy that "[b]etterments, renewals and significant repairs that extend
    the life of an asset are capitalized; other repair and maintenance costs are expensed."

Please tell us the amount of repairs and maintenance costs that were expensed during each of the three fiscal years presented.  Please also provide us with a more detailed understanding of the types of activities that are capitalized versus those types of activities that are expensed.  Finally as your business is highly capital-intensive, please revise your disclosures in future filings to provide a more comprehensive discussion regarding the long-term impact of your capital expenditure decisions regarding the construction, expansion, maintenance, or idling of your facilities.  Refer to Section 501.13.d. of the Financial Reporting Codification for guidance.

5.  Facility Activations, Developments, and Closures, page F-18

4.  We note your disclosure that you have temporarily suspended the construction of a new correctional facility in Trousdale County, Tennessee and have idled or expect to idle the Huerfano County Correctional Center in Colorado and the Prairie Correctional Facility in Minnesota.  Please disclose the carrying value of each of these facilities, including the equipment and other fixed assets associated with these facilities, as of the most recent balance sheet date.  If you do not believe these assets to be material, please provide us with the carrying values of each of these facilities as of December 31, 2009.  This disclosure will allow investors to understand the risk associated with the idling of these facilities to your financial statements.  Please also tell us your consideration of testing these assets for recoverability based on the guidance in ASC 360-10-35-21.  In this regard, we note your disclosure on page 26 that correctional and detention facilities have limited or no alternative uses.

Form 8-K Filed on February 10, 2010

5.  Given that "free cash flow" is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing "adjusted free cash flow" as a performance measure.  Also, the use of the words "cash flow" in the measure's title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows.  Further, your footnote explanation implies that this measure is relevant to "the Company's ability to service debt".  If you maintain that "adjusted free cash flow" is indeed not a liquidity measure, then please prospectively change the title of this measure to delete the words "cash flow".  Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts, and to delete the "adjusted free cash flow per diluted share" disclosure.  See the corresponding guidance in C&DI sections 102.05-.07 available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Terence O'Brien
Accounting Branch Chief